Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

February 20, 2014

Rubicon Minerals Corporation

800 West Pender Street

Suite 1540

Vancouver, BC  V6C 2V6

Attention:   Michael A. Lalonde, President and Chief Executive Officer

Dear Sirs:

The undersigned, TD Securities Inc. and BMO Nesbitt Burns Inc. (together, the “Joint Bookrunners”) together with National Bank Financial Inc., Scotia Capital Inc., Mackie Research Capital Corporation, Canaccord Genuity Corp. and Desjardins Securities Inc. (collectively, the “Underwriters”), understand that Rubicon Minerals Corporation (the “Company”) proposes to issue and sell 64,600,000 units of the Company (the “Units”).  Each Unit shall be comprised of one Common Share (as defined herein, and each Common Share comprising the Unit being a “Unit Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”).  Each Warrant shall entitle the holder thereof to acquire one Common Share (a “Warrant Share”) at an exercise price of $2.00 for a period of 12 months years following the Closing Date (as defined herein).

The Underwriters understand that the Company: (i) has prepared and filed the Canadian Preliminary Prospectus (as defined herein) in each of the Qualifying Provinces (as defined herein), (ii) has prepared and filed with the SEC (as defined herein) the Initial Registration Statement (as defined herein), (iii) has prepared and will file, concurrently with the execution of this Agreement, the Amended Canadian Preliminary Prospectus (as defined herein) in each of the Qualifying Provinces (iv) has prepared and will file as soon as possible, the Canadian Preliminary Warrant Shelf Prospectus (as defined herein) in the Province of British Columbia, (v) will, immediately after filing the Amended Canadian Preliminary Prospectus, prepare and file with the SEC the Amendment No. 1 to the Registration Statement (as defined herein), (vi) will, immediately after filing the Canadian Preliminary Warrant Shelf Prospectus, prepare and file with the SEC the Initial Warrant Shelf Registration Statement (as defined herein), (vii) will prepare and file within the time limits, but in any case not later than March 4, 2014 and on the terms set out below, the Canadian Final Prospectus (as defined herein) in each of the Qualifying Provinces, (viii) will prepare and file as soon as possible, the Canadian Final Warrant Shelf Prospectus (as defined herein) in the Province of British Columbia, (ix) will, immediately after filing the Canadian Final Prospectus, prepare and file with the SEC the Amendment No. 2 to the Registration Statement (as defined herein) and cause it to become effective under the U.S. Securities Act, unless it becomes effective automatically upon filing, (x) will, immediately after filing the Canadian Final Warrant Shelf Prospectus, prepare and file with the SEC the Warrant Shelf Registration Statement (as defined herein) and cause it to become effective under the U.S. Securities Act, unless it becomes effective automatically upon filing, and (vii) has prepared and filed with the SEC the Form F-X (as defined herein).

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally and neither jointly, nor jointly and severally, agree to purchase from the Company in the respective percentages set forth in Section 11 hereof, and the Company agrees to issue and sell to the Underwriters, the Units on an underwritten basis at a price of $1.55 per Unit (the “Offering Price”) for aggregate gross proceeds of $100,130,000.  Subject to applicable law, including the Applicable Securities Laws (as defined herein), and the terms of this Agreement, the Units may also be distributed in any other jurisdictions outside of Canada and the United States provided that they are lawfully offered and sold on a

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basis exempt from the prospectus, registration or similar requirements of any such jurisdictions, including continuous disclosure obligations.

The Underwriters shall have an option (the “Over-Allotment Option”), which Over-Allotment Option may be exercised in the Underwriters’ sole discretion and without obligation, to purchase up to an additional 9,690,000 Units (the “Additional Units”) on the same basis as the Units, for the purpose of covering over-allotments made in connection with the Offering and for market stabilization purposes. The Over-Allotment Option in respect of the Additional Units may be exercisable by the Underwriters: (i) to acquire Additional Units at the Offering Price; or (ii) to acquire additional Unit Shares (the “Additional Shares”) at a price of $1.49 per Additional Share, or (iii) to acquire additional Warrants (the “Additional Warrants”) at a price of $0.12 per Additional Warrant; or (iv) to acquire any combination of Additional Units, Additional Shares and Additional Warrants, so long as the aggregate number of Additional Shares and Additional Warrants that may be issued under such Over-Allotment Option does not exceed 9,690,000 Additional Shares and 4,845,000 Additional Warrants.  The Additional Units, the Additional Shares and the Additional Warrants are collectively referred to herein as the “Additional Securities”.  The Over-Allotment Option shall be exercisable by the Underwriters at any time and from time to time, on or for a period of 30 days from and including the Closing Date, all as more particularly described in Section 5(c) hereof.

Unless the context otherwise requires, references herein to the “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” assumes the exercise of the Over-Allotment Option and includes all additional securities issuable thereunder.  The Units, Unit Shares, Warrants and Warrant Shares are collectively referred to herein as the “Offered Securities”.  The offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

In connection with the Offering, the Company shall pay to the Underwriters at the Closing Time (as defined herein) the Underwriters’ Fee (as defined herein).  The obligation of the Company to pay the Underwriters’ Fee shall arise at the Closing Time.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, each acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

DEFINITIONS AND SCHEDULES

1.                                      Definitions.

(a)                                 In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Additional Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Additional Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Additional Units” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Additional Warrants” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“affiliate”, “associate” and “distribution” have the meanings ascribed thereto in the BC Act;

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“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

“Amended Canadian Preliminary Prospectus” means the amended and restated preliminary prospectus dated February 20, 2014, including all of the Documents Incorporated by Reference (in both the English and French language), prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Amendment No. 1 to the Registration Statement” means a pre-effective amendment to the Initial Registration Statement, including the Amended Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof included therein;

“Amendment No. 2 to the Registration Statement” means a pre-effective amendment to the Initial Registration Statement, including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof included therein;

“Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of the other Selling Jurisdictions in which the Units are sold on a private placement basis;

“BC Act” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Canadian Final Prospectus” means the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference (in both the English and French language), prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Canadian Final Warrant Shelf Prospectus” means the final short form base shelf prospectus, including all of the Documents Incorporated by Reference (in the English language only), to be prepared and filed by the Company as soon as possible following the execution of this Agreement pursuant to NI 44-101 in the Province of British Columbia and to be used in connection with the Warrant Shelf Registration Statement to be filed with the SEC pursuant to MJDS for the purpose of registering the issue and sale, from time to time, of up to 37,145,000 Warrant Shares upon exercise of up to 37,145,000 Warrants under the U.S. Securities Act;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus, any Canadian Prospectus Amendment and the Marketing Document;

“Canadian Preliminary Prospectus” means the preliminary short form prospectus dated February 19, 2014, including all of the Documents Incorporated by Reference (in both the English and French

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language), prepared and filed by the Company in accordance with the Passport Procedures and NI 44-101 in the Qualifying Provinces in respect of the Offering;

“Canadian Preliminary Warrant Shelf Prospectus” means the preliminary short form base shelf prospectus, including all of the Documents Incorporated by Reference (in the English language only), to be prepared and filed by the Company as soon as possible following the execution of this Agreement pursuant to NI 44-101 in the Province of British Columbia, and to be used in connection with the Initial Warrant Shelf Registration Statement to be filed with the SEC pursuant to MJDS for the purpose of registering the issue and sale, from time to time, of up to 37,145,000 Warrant Shares upon exercise of up to 37,145,000 Warrants under the U.S. Securities Act;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus or the Canadian Final Warrant Shelf Prospectus, required to be prepared and filed by the Company pursuant to Applicable Securities Laws;

“Canadian Securities Commissions” means, collectively, the securities commission or similar regulatory authorities in each of the Qualifying Provinces;

“Canadian Securities Laws” means collectively, the applicable securities laws in each of the Qualifying Provinces, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments issued by the Canadian Securities Commissions thereunder, and all applicable rules and policies of the TSX;

“Closing” means the completion of the purchase and sale of the Units as contemplated by this Agreement;

“Closing Date” means the day on which the Closing shall occur, being March 12, 2014 or such other date as the Underwriters and the Company may determine, but in any event no later than 42 days from the date of the receipt for the Canadian Final Prospectus;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable;

“Common Shares” means the common shares in the capital of the Company;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or the Subsidiaries are a party or to which their property or assets are otherwise bound;

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Units have been sold by the Underwriters to the public;

“Documents Incorporated by Reference” means in respect of the Offering Documents, the financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference or deemed to be incorporated by reference in the Offering Documents, pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria, and has complied with the requirements, of NI 44-101 so as to allow it to offer securities using a short form prospectus;

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“Emerging Growth Company” has the meaning ascribed thereto in Section 4.1.2(b);

“Employee Plans” has the meaning ascribed thereto in Section 4.1.5(a);

“Environmental Laws” has the meaning ascribed thereto in Section 4.1.4(d);

“Environmental Permits” has the meaning ascribed thereto in Section 4.1.4(e);

“Financial Statements” has the meaning ascribed thereto in Section 4.1.1(z);

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Final Prospectus in each of the Qualifying Provinces;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Form F-X” means an appointment of agent for service of process upon the Company on Form F-X, prepared and filed by the Company with the SEC in conjunction with the filing of the Initial Registration Statement;

“Governmental Authority” means and includes, without limitation, any national, federal, government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation;

“Initial Registration Statement” means the registration statement on Form F-10 (File No. 333-194034) registering the distribution of the Units under the U.S. Securities Act  and the rules and regulations of the SEC thereunder, including the Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Initial Warrant Shelf Registration Statement” means the registration statement on Form F-10 registering the distribution of up to 37,145,000 Warrant Shares under the U.S. Securities Act  and the rules and regulations of the SEC thereunder, including the Canadian Preliminary Warrant Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“Issuer Free Writing Prospectus” means “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Units that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Units or of the Offering that does not reflect the final terms, in each case in the

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form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“Issuer Information” means “issuer information” as defined in Rule 433(h)(2) under the U.S. Securities Act, filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act;

“Joint Bookrunners” means TD Securities Inc. and BMO Nesbitt Burns Inc.;

“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant;

“Marketing Document” means the term sheet for the Offering dated February 19, 2014 as agreed to between the Company and the Underwriters;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“Material Agreement” means the Option Agreements, the Streaming Agreement and any and all other notes, indentures, mortgages or Debt Instruments and any contracts, commitments, agreements (written or oral), instruments, leases or other documents, including joint venture agreements, licence, or any other similar type agreement, to which the Company or the Subsidiaries are a party or to which their property or assets are otherwise bound, and which is material to the Company and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Material Subsidiary” means 691403 B.C. Ltd., a company existing under the provisions of the BC Act;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System, of the Canadian Securities Administrators;

“MJDS” mean the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States;

“Money Laundering Laws” has the meaning ascribed thereto in Section 4.1.1(tt);

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements, of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101—Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions, of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations, of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, of the Canadian Securities Administrators;

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“NYSE MKT” means the NYSE MKT LLC;

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department;

“Offered Securities” has the meaning ascribed thereto in the fifth paragraph of this Agreement and shall, if applicable, include any Additional Securities in respect of which the Over-Allotment Option may be exercised;

“Offering” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Offering Documents” means, together, the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Price” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Option Agreements” means (i) the option agreement dated January 3, 2002 between the Company and Dominion Goldfields Corporation, as amended by an acknowledgement agreement dated August 31, 2011 among the Company, Dominion Goldfields Corporation and Franco-Nevada Corporation, and (ii) the option agreement dated June 10, 2002 between the Company and Dominion Goldfields Corporation, both in respect of the Phoenix Gold Property;

“Over-Allotment Closing” means the closing of the purchase and sale of the Additional Securities pursuant to the exercise of the Over-Allotment Option;

“Over-Allotment Closing Date” means the date on which the Over-Allotment Closing occurs;

“Over-Allotment Option” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Passport Procedures” means the procedures for review of prospectus filings provided for under NP 11-202 and MI 11-102 among the Canadian Securities Commissions;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Phoenix Gold Property” means the Company’s Phoenix Gold property (formerly, the McFinley Gold property) located in the Red Lake District in Northwestern Ontario;

“Preliminary Receipt” means the receipt issued by the Principal Regulator evidencing that a receipt has been, or has been deemed to be, issued for the Canadian Preliminary Prospectus or the Amended Canadian Preliminary Prospectus, as the case may be, in each of the Qualifying Provinces;

“Principal Regulator” means the British Columbia Securities Commission;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR at www.sedar.com;

“Purchasers” means, collectively, each of the purchasers of Units arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Qualifying Provinces” means each of the provinces of Canada;

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“Registration Statement” means the Initial Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the seventh paragraph of this Agreement;

“Selling Jurisdictions” means collectively, each of the Qualifying Provinces and such states in the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Underwriters;

“Shelf Receipt” means the receipt issued by the Principal Regulator evidencing that a receipt has been issued for the Canadian Preliminary Warrant Shelf Prospectus or the Canadian Final Warrant Shelf Prospectus, as the case may be, in the Province of British Columbia;

“Streaming Agreement” means the US$75.0 million gold streaming agreement dated February 10, 2014 between the Company, Royal Gold, Inc. and its wholly owned subsidiary RGLD Gold AG in respect of the Phoenix Gold Property;

“Subsidiaries” means Rubicon Minerals Nevada Inc., Rubicon Nevada Corp., 0691403 B.C. Ltd., 1304850 Ontario Inc., Rubicon Alaska Corp. and Rubicon Alaska Holdings Inc.;

“subsidiary” and “subsidiaries” has the meaning ascribed thereto in the BC Act;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary material that may be filed by or on behalf of the Company under Applicable Securities Laws in connection with the Offering and/or distribution of the Units;

“Survival Limitation Date” means the later of:

(i)            the second anniversary of the Closing Date; and

(ii)           the latest date under Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Canadian Final Prospectus or, if applicable, any Supplementary Material;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning ascribed thereto in Section 4.1.1(rr);

“TMX Group” has the meaning ascribed thereto in Section 27;

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Vancouver, British Columbia;

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“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Fee” has the meaning ascribed thereto in Section 13 hereof;

“Unit Shares” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Units” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference;

“U.S. Final Warrant Shelf Prospectus” means the Canadian Final Warrant Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Warrant Shelf Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Offering Documents” means each of the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, the Initial Warrant Shelf Registration Statement, the Warrant Shelf Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Preliminary Warrant Shelf Prospectus, the U.S. Final Warrant Shelf Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus or the Canadian Amended Preliminary Prospectus, as the case may be, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Preliminary Warrant Shelf Prospectus” means the Canadian Preliminary Warrant Shelf Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Warrant Shelf Registration Statement as amended at such time, including the Documents Incorporated by Reference;

“U.S. Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration Statement (other than Amendment No. 2 to the Registration Statement”), any amendment to the Initial Warrant Shelf Registration Statement, any post-effective amendment to the Registration Statement or the Warrant Shelf Registration Statement filed with the SEC during the distribution of the Units;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

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“U.S. Securities Laws” means all applicable United States securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and regulations of the SEC and all applicable rules and policies of the NYSE MKT;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Indenture” means the warrant indenture to be entered into on the Closing Date between the Warrant Agent and the Company in relation to the Warrants, as amended from time to time;

“Warrant Shares” has the meaning ascribed thereto in the fifth paragraph of this Agreement; and

“Warrant Shelf Registration Statement” means the Initial Warrant Shelf Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein

“Warrants” has the meaning ascribed thereto in the fifth paragraph of this Agreement.

(b)                                 Schedules.  The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” —                                Details of Outstanding Convertible Securities and Rights to Acquire Securities

TERMS AND CONDITIONS

2.                                      Nature of Transaction.  Each Purchaser resident in a Qualifying Province shall purchase the Units pursuant to the Canadian Final Prospectus and each Purchaser resident in the United States shall purchase the Units pursuant to the Registration Statement.  Except as set forth in Section 3(c) hereof, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Applicable Securities Laws. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Units.  Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file within the periods stipulated under Applicable Securities Laws of Selling Jurisdictions, other than the Qualifying Provinces and the United States, and at the Company’s expense all necessary forms required to be filed by the Company in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities in such Selling Jurisdictions outside of Canada and the United States may lawfully occur without the necessity of registering the Offered Securities or filing a prospectus or any similar document under applicable securities laws in such Selling Jurisdictions outside of Canada and the United States, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.                                      Covenants of the Underwriters

(a)                                 Each Underwriter severally, and neither jointly, nor jointly and severally, covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

(i)                                     conduct activities in connection with arranging for the sale and distribution of the Units in compliance with all Applicable Securities Laws, the Offering Documents and the provisions of this Agreement;

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(ii)                                  not, directly or indirectly, sell or solicit offers to purchase the Units or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Offering Documents);

(iii)                               not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus; and

(iv)                              use all commercially reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Units as soon as practicable.

(b)                                 The Joint Bookrunners shall, on behalf of the Underwriters, notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Units and, if required for regulatory compliance purposes, provide a breakdown of the number of Units distributed and proceeds received (A) in each of the Qualifying Provinces, (B) in the United States, and (C) in any other Selling Jurisdiction.

(c)                                  Each Underwriter severally covenants with the Company that it will only solicit and offer to sell to purchasers of Units in the United States through one or more of its affiliates who are duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of FINRA.

(d)                                 Notwithstanding the foregoing provisions of this Section 3, no Underwriter or U.S. affiliate will be liable to the Company under this Section 3 with respect to a default, or any act or omission under this Section 3 by another Underwriter or their U.S affiliates or any Selling Group member appointed by such other Underwriters.

(e)                                  Each Underwriter represents and warrants to, and covenants with, the Company that at least one of the Underwriters is duly registered under the Applicable Securities Laws in each of the Qualifying Provinces.

4.                                      (a)                                 Representations, Warranties and Covenants of the Company.  The Company represents, warrants and covenants to the Underwriters, and to the Purchasers, and acknowledges that each of them is relying upon such representations, warranties and covenants, in connection with the sale of the Units, that:

4.1.1                     General Matters

(a)                                 Good Standing of the Company. The Company (i) has been duly incorporated under the BC Act and is and will at the Closing Time be up-to-date in all material corporate filings and in good standing under the BC Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Securities, grant the Over-Allotment Option and to enter into and carry out its obligations under this Agreement and the Warrant Indenture;

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(b)                                 Subsidiaries. The Company has no subsidiaries other than as listed below and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of each of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation or Continuance	Beneficial Equity/Voting Ownership
Rubicon Minerals Nevada Inc.	British Columbia	100%
Rubicon Nevada Corp.	Nevada	100%
0691403 B.C. Ltd.	British Columbia	100%
1304850 Ontario Inc.	Ontario	100%
Rubicon Alaska Corp.	Alaska	100%
Rubicon Alaska Holdings Inc.	Ontario	100%

(c)                                  Good Standing of Subsidiaries. The Subsidiaries (i) have been duly incorporated in their respective jurisdiction of incorporation and are and will at the Closing Time be up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, as the case may be, and (ii) have all requisite corporate power and authority to carry on their respective businesses as now conducted and to own, lease and operate their properties and assets;

(d)                                 No Proceedings for Dissolution. No proceedings have been taken, instituted or, to the knowledge of the Company or any of the Subsidiaries, are pending for the dissolution or liquidation of the Company or any of the Subsidiaries;

(e)                                  Carrying on Business. The Company and each of the Subsidiaries are, in all material respects, conducting their respective businesses in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which their respective business is carried on and is licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their businesses to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and they have not received a notice of non-compliance, nor do they know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a material adverse effect on the Company or the Subsidiaries and will at the Closing Time be valid, subsisting and in good standing;

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(f)                                   Corporate Actions. All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to (i) authorize the execution, delivery and performance of this Agreement and the Warrant Indenture, (ii) to authorize the execution and filing, as applicable of the Offering Documents, (iii) validly issue and sell the Unit Shares as fully paid and non-assessable Common Shares; (ii) create and issue the Warrants; (iii) grant the Over-Allotment Option; (iv) reserve and authorize for issuance the Warrant Shares upon exercise of the Warrants and the Additional Securities upon exercise of the Over-Allotment Option;

(g)                                  Valid and Binding Agreements. The execution and delivery of this Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder and thereunder and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of the Company and upon the execution and delivery hereof shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (British Columbia);

(h)                                 All Consents and Approvals. At the Closing Time, all consents, approvals, permits, authorizations or filings as may be required of the Company under Applicable Securities Laws and the rules and regulations of FINRA necessary for the execution and delivery of this Agreement, the Warrant Indenture, the issuance and sale of the Offered Securities, the grant of the Over-Allotment Option and the consummation of the transactions contemplated hereby have been made or obtained, as applicable, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the TSX and NYSE MKT;

(i)                                     Fulfilment of Conditions. At or prior to the Closing Time, the Company will have fulfilled or caused to be fulfilled, each of the conditions set out in Section 6 hereof;

(j)                                    Absence of Defaults and Conflicts. Neither the Company nor any of the Subsidiaries are in default or breach of, and the execution and delivery of this Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder, the issue and sale of the Offered Securities (including the grant of the Over-Allotment Option), and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including Applicable Securities Laws; (B) the constating documents, articles or resolutions of the Company of any of the Subsidiaries which are in effect at the date hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company or any of the Subsidiaries or the property or assets of the Company or any of the Subsidiaries;

(k)                                 No Legislative Changes. Neither the Company nor any of the Subsidiaries are aware of any legislation, or proposed legislation published by a legislative body, which they anticipate will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company and the Subsidiaries, on a consolidated basis;

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(l)                                     Unit Shares Validly Issued. The Unit Shares to be issued and sold as contemplated in this Agreement have been, or prior to the Closing Time will be, authorized and reserved for issuance and when issued, delivered and paid for, the Unit Shares will be validly issued and fully paid and non-assessable and all statements made in this Agreement and in the Offering Documents describing the Unit Shares (including their attributes) are, and will be, as applicable, accurate in all material respects;

(m)                             Warrants Validly Issued. The Warrants to be issued and sold have been, or prior to the Closing Time will be duly and validly authorized and created and when issued, delivered and paid for, the Warrants will be validly issued and all statements made in this Agreement and in the Offering Documents describing the Warrants (including their attributes) are, and will be, as applicable, accurate in all material respects;

(n)                                 Warrant Shares Reserved for Issuance. The Warrant Shares to be issued and sold on exercise of the Warrants have been, or prior to the Closing Time will be, duly and validly authorized and reserved for issuance and, upon exercise of the Warrants in accordance with their terms and when issued, delivered and paid for, the Warrant Shares will be validly issued as fully paid and non-assessable and all statements made in this Agreement and in the Offering Documents describing the Warrant Shares (including their attributes) are, and will be, as applicable, accurate in all material respects;

(o)                                 Authorized and Issued Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, of which, as of the close of business on February 19, 2014, 288,814,103 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(p)                                 Stock Exchange Listings. The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE MKT and the Company has applied to list the Unit Shares and Warrant Shares on the TSX and the NYSE MKT, and the Warrants on the TSX.

(q)                                 Action to Manipulate Price. Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company’s affiliates, has taken, nor will the Company, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the Offering;

(r)                                    No Cease Trade Orders. No order ceasing or suspending trading in any securities of the Company or prohibiting the issue or sale of the Offered Securities or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose have been threatened or, to the knowledge of the Company, are pending;

(s)                                   Stock Exchange Compliance. The Company is currently in material compliance with the rules and regulations of the TSX and the NYSE MKT and neither the Company nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE MKT;

(t)                                    No Action to Delist. For a period of at least two years after the Closing Date, the Company shall not, unless approved by a special resolution of the shareholders of the Company, take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares or the Warrants on or from the TSX or the Common

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Shares on or from the NYSE MKT, as applicable (except in respect of a transfer of listing to the New York Stock Exchange) or on or from any securities exchange, market or trading or quotation facility on which its Common Shares or Warrants are then listed or quoted and the Company shall use its best efforts to comply with the rules and regulations thereof, subject to the exception set out in Section 4.1.1(hh) below;

(u)                                 Maintaining Stock Exchange Listing. The Company shall use its best efforts to ensure that the Unit Shares and Warrant Shares are listed for trading on the TSX and NYSE MKT and the Warrants are listed for trading on the TSX, in each case, effective as of the Closing Date and the Over-Allotment Closing Date, as applicable, and that the Common Shares remain listed for trading on the TSX and NYSE MKT for a period of at least 24 months following the Closing Date and the Warrants remain listed on the TSX until the expiry of, or exercise of, all the Warrants;

(v)                                 Registration of Warrant Shares. The Company shall use its reasonable best efforts during the term of the Warrants to maintain the effectiveness of the registration of the issuance and sale of the Warrant Shares, and shall take such other action to ensure that Warrant Shares shall not be subject to restrictions on resale under the U.S. Securities Act by persons that are not affiliates of the Company (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture).

(w)                               Absence of Rights. Except as referred to in Schedule “A” hereto, no person has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(x)                                 Standstill. The Company shall not issue or sell any of its Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares, for a period of 90 days from the Closing Date, without the prior written consent of the Joint Bookrunners, other than in connection with: (a) the Offering, (b) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other share compensation arrangements including, for greater certainty the sale of any shares issued pursuant thereto; (c) outstanding warrants as at the date hereof; and (d) obligations in respect of existing agreements as at the date hereof.

(y)                                 No Material Changes. Since December 31, 2012, except as disclosed in the Offering Documents:

(i)                                     there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise), prospects or results of operations of the Company or the Subsidiaries on a consolidated basis;

(ii)                                  there has not been any material change in the capital stock or long-term debt of the Company or the Subsidiaries on a consolidated basis; and

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(iii)                               the Company and each of the Subsidiaries have carried on their business in the ordinary course;

(z)                                  Financial Statements. The audited comparative consolidated financial statements as at and for the financial years ended December 31, 2012 and 2011 and the unaudited comparative consolidated financial statements for the three and nine month periods ended September 30, 2013 and 2012 (the “Financial Statements”) incorporated by reference in the Offering Documents (i) have been prepared in accordance with IFRS applied on a basis consistent with prior periods, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial position of the Company as at the dates thereof and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles, financial reporting standards, or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(aa)                          Off-Balance Sheet Arrangements. There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Subsidiaries, on a consolidated basis;

(bb)                          Accounting Policies. Other than as required by IFRS and as disclosed in the Financial Statements, there has been no change in the accounting policies or practices of the Company or the Subsidiaries since December 31, 2012;

(cc)                            Internal Accounting Controls. The Company maintains a system of internal control over financial reporting (a such term is defined in Rule 13(a)-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, and further sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recently audited fiscal year, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

(dd)                          System of Disclosure Control. The Company maintains disclosure controls and procedures on a consolidated basis (as such terms are defined in Rule 13a-15(e) under the

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U.S. Exchange Act and in NI 52-109, as applicable) that comply with the requirements of the U.S. Exchange Act and NI 52-109; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act or pursuant to NI 52-109 is recorded, processed, summarized and reported within the time periods specified in the SEC’s and the Canadian Securities Commissions rules and forms; such disclosure controls and procedures were effective as at December 31, 2012 and September 30, 2013.

(ee)                            Liabilities. Neither the Company nor any of the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, not disclosed in the Offering Documents which materially adversely affects the Company or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a material adverse effect on the Company or the Subsidiaries, on a consolidated basis.  Without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has any material obligation or liability except as disclosed in the Offering Documents or those arising in the ordinary course of business none of which is materially adverse to the Company and the Subsidiaries on a consolidated basis;

(ff)                              No Actions or Proceedings. Other than as disclosed in the Offering Documents and the Public Disclosure Documents, there are no actions, suits, proceedings, inquiries or investigations (whether or not purportedly by or on behalf of the Company or any of the Subsidiaries) pending against or affecting the Company or any of the Subsidiaries or property or assets of the Company or any of the Subsidiaries or to the knowledge of the Company threatened against the Company or any of the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(gg)                            No Judgements or Orders. There are no judgments or orders against the Company or any of the Subsidiaries, which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any of the Subsidiaries are subject;

(hh)                          Reporting Issuer Status. The Company is and will at the Closing Time be a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Canadian Securities Commissions in each of the Qualifying Provinces, and without limiting the foregoing, the Company is in compliance with, and has at all times complied with its timely and continuous disclosure obligations under Canadian Securities Laws, including but not limited to disclosing all material changes relating to it and there is no material change relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite material change report has not been filed with the applicable Canadian Securities Commissions and the Company has not filed any confidential material change report with any Canadian Securities Commission;

(ii)                                  Maintaining Reporting Issuer Status. The Company shall use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of the Qualifying Provinces until the date that is at least two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares have approved the transaction (or, in the case of a take-over bid, a sufficient number of Common Shares have been deposited to the bid in order

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to enable the bidder to utilize the “compulsory acquisition” provisions of the BC Act) in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX;

(jj)                                U.S. Reporting Requirements. During the period when a prospectus is required by the U.S. Securities Laws or applicable Canadian Securities Laws to be delivered in connection with sales of the Offered Securities, the Company will file all documents required to be filed with (A) the SEC pursuant to the U.S. Exchange Act within the time periods required by the U.S. Exchange Act and the rules and regulations of the SEC thereunder, and (B) the Canadian Securities Commissions in each of the Qualifying Provinces in accordance with applicable Canadian Securities Laws.

(kk)                          Filings, Fees, Accurate Disclosure. All filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(ll)                                  Independent Auditors. The Company’s auditors who audited the comparative consolidated financial statements as at and for the financial years ended December 31, 2012 and 2011 incorporated by reference in the Offering Documents and delivered their auditors’ report thereon are independent public accountants as required by the Applicable Securities Laws and the applicable rules and regulations adopted by the Public Company Oversight Board (United States), and there has never been a “reportable event” (within the meaning of NI 51-102) with the present or any former auditor of the Company;

(mm)                  Dividend Restrictions. There is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or the Subsidiaries are a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(nn)                          Restrictions on Business. Neither the Company nor the Subsidiaries are party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company or the Subsidiaries;

(oo)                          No Voting Agreements. Neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(pp)                          Purchases and Sales. Neither the Company nor the Subsidiaries have approved or entered into any binding agreement in respect of (i) the purchase of any property or assets or any interest therein, that is material to the Company or the Material Subsidiary, or the sale, transfer or other disposition of any property or assets or any interest therein, that is material to the Company or the Material Subsidiary, currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise, (ii) and the Company has no knowledge of, a change of control (by sale or transfer of shares or sale of all or substantially all the property and assets of the Company or any of the Subsidiaries or otherwise) of the Company or any of the Subsidiaries; or

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(iii) and the Company has no knowledge of, a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or shares of the Subsidiaries;

(qq)         Shareholder Approvals. There is no requirement under any agreement or applicable laws (including Applicable Securities Laws) or otherwise, for the Company to obtain the approval of its shareholders to complete the Offering;

(rr)           Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid except where the failure to pay such taxes would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis.  All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company and of the Subsidiaries on a consolidated basis or result in an adverse material change to the Company and the Subsidiaries.  To the best of the knowledge of the Company, after due enquiry, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or of the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis;

(ss)          Anti-Bribery Laws. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company and the Subsidiaries, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.  Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, a Subsidiary or any director,

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officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(tt)           Anti-Money Laundering. The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(uu)         US Sanctions. Neither the Company, any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by OFAC; and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(vv)         Material Agreements and Debt Instruments. Neither the Company nor the Subsidiaries, nor to the best of the Company’s knowledge, information and belief, after due enquiry, any other party thereto, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Subsidiaries or such other person under any Debt Instrument, Material Agreement or other instrument, document or arrangement (including all option agreements) to which the Company or the Subsidiaries are a party or otherwise bound and all such contracts, agreements or arrangements (including all option agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company, the Subsidiaries or any other party with respect to any such agreement, instrument, document or arrangement.  On closing of the Offering, the Company will have satisfied the requirement under the terms of the Streaming Agreement in respect of committed financing sufficient to complete the construction of the mine at the Phoenix Gold Property and as such will be entitled to receive the closing payment and installation payments in accordance with the terms of the Streaming Agreement;

(ww)       Option Agreements. The Company has made all payments required to be made under the Option Agreements and has otherwise satisfied all of the terms of the Option Agreements and has earned a 100% right, title and interest in and to the Phoenix Gold Property according and subject to the terms of the Option Agreements;

(xx)         Property Agreements. All mineral property option agreements, licenses, leases and claims to which the Company or the Material Subsidiary is a party or has an interest or is otherwise bound, are in good standing and other than as disclosed in the Offering

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Document and in the title opinion to be delivered pursuant to Section 6(q) hereto and substantially in the form as previously provided, there are no liens or encumbrances registered or outstanding against the interests therein or the property related thereto, all payment obligations thereunder have been met, and to the best of the knowledge of the Company after due inquiry, the title to the mineral property interests held by the Company or the Material Subsidiary or which are otherwise held by the Company or the Material Subsidiary are valid, subsisting and enforceable titles held by the titleholder who are party to the respective option agreements;

(yy)         Approvals for Offering. The Company will obtain the necessary regulatory consents from the TSX and the NYSE MKT for the Offering and the listing of the Unit Shares and Warrant Shares on the TSX and the NYSE MKT and the Warrants on the TSX, on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(zz)         Transfer Agent. The Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(aaa)                   Warrant Agent: Prior to the Closing Time, the Warrant Agent at its principal transfer office in the City of Vancouver, British Columbia will be duly appointed as the warrant agent in respect of the Warrants;

(bbb)      Related Parties. Except as disclosed in the Prospectus, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company or the Subsidiaries on a consolidated basis;

(ccc)       Fees and Commissions. Other than the Underwriters (and their Selling Group members) pursuant to this Agreement, there is no person acting at the request of the Company or to the knowledge of the Company, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(ddd)      Use of Proceeds. The net proceeds of the Offering will be used as described in the Canadian Final Prospectus and the U.S. Final Prospectus;

(eee)       Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to demand the proceeds of the Offering;

(fff)                         Foreign Issuer and Investment Company. The Company (i) is a “foreign issuer” as such term is defined in Regulation S under the U.S. Securities Act, and (ii) is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Offering Documents under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(ggg)       U.S. Earnings Statements Disclosure. As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement, the Company

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will make generally available to its security holders and to the Joint Bookrunners an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act;

(hhh)      No Loans or Non-Arm’s Length Transactions. Neither the Company nor the Subsidiaries are a party to any Debt Instrument or has made any material loans to or guaranteed the material obligations of any person or has any other indebtedness outstanding; and none of the foregoing have been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Company or the Subsidiaries;

(iii)          Insurance. The assets of the Company and the Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect.  Neither the Company nor the Subsidiaries have breached the terms of any policies in respect thereof and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect and neither the Company nor any of the Subsidiaries have failed to promptly give any notice or present any material claim thereunder;

(jjj)                            Leased Premises. With respect to each of the Leased Premises, the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(kkk)      Intellectual Property. The Company owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights described in the Public Disclosure Documents as being owned by it or necessary for the conduct of its business, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company or the Subsidiaries with respect to the foregoing. To the best of the Company’s knowledge, after due enquiry, the business of the Company and the Subsidiaries as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with, in any material respect, patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person.  No claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;

(lll)          Continuous Disclosure. All information which has been prepared by the Company relating to the Company or the Subsidiaries and their respective businesses, properties

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and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters and all Public Disclosure Documents are, as of the date of such information, true and correct in all material respects and do not contain a misrepresentation, and no material fact or facts have been omitted therefrom which would make such information materially misleading and the Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous secondary market liability disclosure provisions under Applicable Securities Laws in the other Selling Jurisdictions;

(mmm)  Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Documents, including for certainty the Documents Incorporated by Reference:

(i)            the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)           all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information;

(iii)          all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with generally accepted accounting principles in Canada or IFRS, using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and

(iv)          is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(nnn)      Press Releases. The Company agrees that from the date hereof to the Closing Date, it shall obtain prior approval of the Underwriters as to the content and form of any press release or other material public disclosure document prior to issuance in Canada and the United States, such approval not to be unreasonably withheld;

(ooo)      Significant Acquisitions or Dispositions. The Company has not completed any “significant acquisition” or significant disposition, nor is it proposing any “probable acquisitions” (as such terms are defined in Part 8 of NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Applicable Securities Laws, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition or significant disposition; and

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(ppp)      Construction of Phoenix Gold Mine. The net proceeds of the Offering, together with the deposits to be received under the terms of the Streaming Agreement will be sufficient to complete the construction of the mine at the Phoenix Gold Project.

4.1.2       Offering Document Matters

(a)           Short Form Eligibility. The Company is an Eligible Issuer;

(b)           U.S. Status. The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act; from the time of initial submission of the Registration Statement to the SEC (or, if earlier, the first date on which the Company engaged directly or through any person authorized on its behalf in any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the U.S. Securities Act) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act (an “Emerging Growth Company”); and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Units and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.  The Company will promptly notify the Joint Bookrunners if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Units within the meaning of the U.S. Securities Act, and (ii) completion of the 90-day standstill period referred to in Section 4.1.1(w);

(c)           Filing Preliminary Offering Documents. The Company has prepared and (i) will file the Amended Canadian Preliminary Prospectus and obtain the Preliminary Receipt therefor on or prior to 5:00 p.m. (Vancouver time) on February 20, 2014, (ii) will file the Canadian Preliminary Warrant Shelf Prospectus and obtain a Shelf Receipt therefor as soon as possible following the date of this Agreement, and (iii) will file the Amendment No. 1 to the Registration Statement and the Initial Warrant Shelf Registration Statement with the SEC immediately after filing the Amended Canadian Preliminary Prospectus and the Canadian Preliminary Warrant Shelf Prospectus, respectively;

(d)           Filing Final Offering Documents. The Company will satisfy all comments of the Canadian Securities Commissions with respect to the Amended Canadian Preliminary Prospectus and the Canadian Preliminary Warrant Shelf Prospectus as soon as possible after receipt of such comments and forthwith after clearance for the Offering has been obtained from FINRA, (i) prepare and file the Canadian Final Prospectus pursuant to the Passport Procedures, and obtain the Final Receipt therefor on or prior to 5:00 p.m. (Vancouver time) on March 4, 2014 and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities and the Over-Allotment Option for distribution pursuant to the Canadian Final Prospectus in each of the Qualifying Provinces prior to 5:00 p.m. (Vancouver time) on March 4, 2014, (ii) prepare and file the Canadian Final Warrant Shelf Prospectus and obtain a Shelf Receipt therefor prior to 5:00 p.m. (Vancouver time) on March 4, 2014, and (ii) prepare and file the Amendment No. 2 to the Registration Statement and the Warrant Shelf Registration Statement with the SEC immediately after filing the Canadian Final Prospectus and the Canadian Final Warrant Shelf Prospectus, respectively;

(e)           Canadian Offering Documents. The information and statements set forth in the Canadian Offering Documents, did or will as of the time of filing thereof, constitute full, true and

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plain disclosure of all material facts and did not, and will not, contain any misrepresentation as of the date of such information or statement and the Company is not aware of any material inaccuracy in any document included in the Public Disclosure Documents as considered at the time the relevant document was filed and the Canadian Offering Documents as of the time of filing thereof did and will comply, as applicable, in all material respects with the applicable requirements of Canadian Securities Laws; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Documents in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Joint Bookrunners specifically for use therein;

(f)            U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for use therein;

(g)           Issuer Free Writing Prospectuses. The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the Offered Securities that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act).  Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date, will not, contain any misrepresentation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Warrant Shelf Registration Statement, the U.S. Final Prospectus, or the U.S. Final Warrant Shelf Prospectus;

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(h)           Executed Offering Documents. The Company will deliver or cause to be delivered: (i) copies of the Canadian Offering Documents, in each case duly signed as required by Canadian Securities Laws, (ii) copies of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement, the Amendment No. 2 to the Initial Registration Statement, the Initial Warrant Shelf Registration Statement, the Warrant Shelf Registration Statement and any documents included as exhibits to any registration statements, in each case signed as required by U.S. Securities Laws, and (iii) copies of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment and any documents included as exhibits thereto, required to be filed, and in each case as applicable, duly signed pursuant to Applicable Securities Laws;

(i)            Commercial Copies of Canadian Prospectus. The Company will deliver without charge as soon as practicable but in any event on the next Business Day after each of the Preliminary Receipt, Final Receipt or Shelf Receipt is obtained, and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable Canadian Offering Documents (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and contemplated by Applicable Securities Laws in the Qualifying Provinces and each such delivery of the Canadian Offering Documents and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Securities, subject to the Underwriters complying with the provisions of applicable Canadian Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

(j)            Commercial Copies of U.S. Prospectus. The Company will deliver without charge as soon as practicable but in any event on the next Business Day after each of the Preliminary Receipt, Final Receipt or Shelf Receipt is obtained, and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable U.S. Offering Documents (and any Supplementary Material) as they may reasonably request for the purposes contemplated hereunder and each such delivery of the applicable U.S. Offering Documents and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Securities, subject to the Underwriters complying with the provisions of applicable U.S. Securities Laws in the United States and the provisions of this Agreement;

(k)           Material Facts and Information. The Company hereby represents and warrants, and each delivery of the Offering Documents to the Underwriters by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriters, that (except for information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Offering Documents), at the respective date of such documents:

(i)            all of the information and statements contained in each of the Offering Documents are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Subsidiaries on a consolidated basis and the Offered Securities;

(ii)           no material fact or information has been omitted from any of the Offering Documents which is required to be stated in such disclosure or is necessary to

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make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(ii)           the Offering Documents contain the disclosure required by and comply in all material respects with all requirements of Applicable Securities Laws;

(l)            Qualification and Registration for Distribution. During and prior to completion of the Distribution Period, the Company will take or cause to be taken all steps and proceedings that may be required under the Applicable Securities Laws to qualify and register the Offered Securities for sale to the public and the grant of the Over-Allotment Option to the Underwriters through registrants registered under the Applicable Securities Laws who have complied with the relevant provisions thereof;

(m)          Continuing Qualification and Registration. At all times until the completion of the Distribution Period or the date on which the Underwriters have exercised their termination rights pursuant to Section 7, the Company will, to the satisfaction of counsel to the Underwriters, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws to continue to so qualify and register the Offered Securities and the grant of the Over-Allotment Option or, in the event that the Offered Securities or the grant of the Over-Allotment Option have, for any reason, ceased to so qualify or be registered, to again so qualify and register the Offered Securities and the grant of the Over-Allotment Option;

(n)           Auditor Comfort Letters. The Company shall cause to be delivered to the Underwriters, concurrently with the filing of the Canadian Final Prospectus and any Supplementary Material, a comfort letter dated within two Business Days of the date thereof from each of PricewaterhouseCoopers LLP and De Visser Gray LLP, the current and former auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two Business Days prior to the date of such letter; and

(o)           Marketing Materials. The Company and the Underwriters have approved the template version of the Marketing Document, which complies with Applicable Securities Laws, has been filed with each of the Canadian Securities Commissions and will be incorporated by reference into the Canadian Final Prospectus, and other than the Marketing Document, no other Marketing Materials were used by the Company in connection with the Offering.

4.1.3       Due Diligence Matters

(a)           Due Diligence Review. Prior to the Closing Time, the Company will allow the Underwriters to participate fully in the preparation of the Offering Documents and any Issuer Free Writing Prospectus (other than material filed prior to the date hereof and incorporated by reference therein) and shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Canadian Offering Documents, as applicable; the Company will make available to the Underwriters and their legal counsel

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on a timely basis, all documents and information necessary to complete the due diligence investigation of the Company, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Company will participate and cause its auditors and “qualified persons” (as such term is defined in NI 43-101) to participate in one or more due diligence sessions to be held prior to the Closing Time;

(b)           Material Changes. The Company will promptly notify the Underwriters in writing if, prior to the termination of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact (including any change in applicable laws) or any other material change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), prospects, capital, ownership, control or management of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Offering Documents or any Issuer Free Writing Prospectus, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with Applicable Securities Laws;

(c)           Potential Material Change or Facts. The Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, acting reasonably, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Canadian Securities Commissions and the SEC any Supplementary Material or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of and register the Offered Securities and the Over-Allotment Option and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Securities or the Over-Allotment Option for sale or distribution outside of Canada and the United States;

(d)           Prompt Disclosure. The Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)           Minute Books. The minute books and records of the Company and the Material Subsidiary which the Company has made available to the Underwriters and their Canadian and U.S. counsel in connection with their due diligence investigation of the Company and the Material Subsidiary for the period from inception to the date of

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examination thereof are all of the minute books and substantially all of the records of the Company and the Material Subsidiary for such period and contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete in all material respects. There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company or the Material Subsidiary during such period not reflected in such minute books and other records.

4.1.4                     Mining and Environmental Matters

(a)                                 Legal and Beneficial Ownership. The Company and the Material Subsidiary are the absolute legal and beneficial owner of, and have good and marketable title to, or leasehold interest in, all of the material property or assets, including mining claims, concessions, licenses, leases or other instruments or agreements granting legal rights to act as owners conferring the mineral rights in respect of the mineral properties thereof as described in the Offering Documents, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (except as described in the Offering Documents and the title opinion delivered pursuant to Section 6(q) hereof), and no other property rights (including access rights) are necessary for the conduct of the business of the Company and the Material Subsidiary as currently conducted or contemplated to be conducted; the Company knows of no claim or basis for any claim that might or could adversely affect the right of the Company or the Material Subsidiary to use, transfer or otherwise exploit such property rights; and, except as disclosed in the Offering Documents, the Company and the Material Subsidiary have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(b)                                 Mineral and Mining Rights. The Company and the Material Subsidiary hold either freehold title, mining leases, mining licenses, mining claims (patented or unpatented), option agreements, exploration and exploitation permits or licences or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular material property is located in respect of the ore bodies and minerals located in properties in which the Company and the Material Subsidiary have an interest as described in the Offering Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Material Subsidiary to access the property and explore for and develop the minerals relating thereto; all such property, licenses, leases or claims and all property, licenses, leases or claims in which the Company and the Material Subsidiary have any interests or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; the Company and the Material Subsidiary have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Company and the Material Subsidiary have an interest as described in the Offering Documents granting the Company or the Material Subsidiary the right and ability to access the property and explore for and develop the minerals and the property as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Company and the Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company and the Material Subsidiary; no other property rights are necessary for the conduct of the Company or the Material Subsidiary’s business

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in respect of the material properties and there are no restrictions on the ability of the Company or the Material Subsidiary to use, transfer or otherwise exploit such property rights and the Company does not know of any claim or basis for a claim that may adversely affect such rights;

(c)                                  Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company or the Material Subsidiary hold their properties and assets (including any license, lease, option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiary are, and to the best of the knowledge of the Company, after due enquiry, any other party to such agreement, document or instrument is, not in default of any of the material provisions of any such agreements, documents or instruments (including failure to fulfil any payment or work obligations thereunder), nor has any such default been alleged.  None of the properties (or any option agreement or any interest in, or right to earn an interest in, any property) of the Company or the Material Subsidiary are subject to any right of first refusal or purchase or acquisition rights;

(d)                                 Compliance with Environmental Laws. The Company and each of the Subsidiaries are in material compliance with all Environmental Permits (as defined herein), all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(e)                                  Possession of Environmental Permits. The Company and each of the Subsidiaries have obtained or are in the process of obtaining all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by the Company and the Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries are in material default or breach of any Environmental Permit and no proceeding is pending, or to the best of the knowledge of the Company, after due enquiry, threatened to revoke or limit any Environmental Permit;

(f)                                   Operation of Properties/Facilities. Neither the Company nor any of the Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(g)                                  Absence of Prosecutions or Notices of Non-Compliance. Neither the Company nor any of the Subsidiaries nor to the knowledge of the Company, after due enquiry, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries nor to the knowledge of the Company, if applicable, any predecessor companies have settled any

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allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or any of the Subsidiaries received notice of any of the same;

(h)                                 Absence of Environmental Liabilities. There have been no past unresolved, pending and to the best of the Company’s knowledge, after due enquiry, there are no threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any law, statute, order, regulation, ordinance or decree; and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any adverse effect with respect to the Company or the Subsidiaries;

(i)                                     Absence of Notices of Clean Up or Corrective Action. Except as ordinarily or customarily required by applicable permit, neither the Company nor any of the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.  The Company has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(j)                                    Native Claims. Except as disclosed in the Offering Documents and the Public Disclosure Documents, (i) there are no claims with respect to native rights currently threatened or, to the best knowledge of the Company, after due enquiry, pending with respect to the Company or the Subsidiaries or any of the property interests of the Company or the Subsidiaries which could have a negative adverse effect on the operations of the Company or the Subsidiaries or their property interests, (ii) the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Phoenix Gold Property, and (iii) there are no material disputes between the Company or any Subsidiary and any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s properties or activities;

(k)                                 Industry Standard Practices. All mining, exploration and development activities on the properties of the Company have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with;

(l)                                     Revocations or Modifications. Neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a material adverse effect.  In particular, without limiting the generality of the foregoing, neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocations or cancellation of, or any intention to revoke or cancel, any

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mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a material adverse effect;

(m)                             No Environmental Audits. There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(n)                                 Compliance with NI 43-101. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and all such reports comply with the requirements of NI 43-101 and, except to the extent superseded by subsequently filed technical reports, remain current as at the date hereof; all scientific and technical information regarding the Phoenix Gold Property disclosed in the Offering Documents: (i) is based upon information prepared, reviewed and verified by or under the supervision of a “qualified person” as such term is defined in NI 43-101; (ii) has been prepared in accordance with Canadian industry standards set forth in NI 43-101; and (iii) remains true, complete and accurate in all material respects as at the date hereof; and

(o)                                 Mineral Property Disclosure. The Company has disclosed all material information relating to its mineral properties in the Offering Documents in compliance with Applicable Securities Laws.  All information contained in the Offering Documents and the Public Disclosure Documents relating to the Subsidiaries and the properties held by the Subsidiaries (including any ownership rights and proprietary interests relating to the properties in which they have an interest) is, true and correct in all material respects and do not contain a misrepresentation, and each of the proprietary interests or rights and each of the documents, agreements and instruments relating to the proprietary interests or rights held by the Subsidiaries are currently in good standing and no other property rights are necessary for the conduct of the Subsidiaries’ businesses in respect of the properties held by the Subsidiaries.

4.1.5                     Employment Matters

(a)                                 Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(b)                                 Record-Keeping. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company;

(c)                                  Employment Standards. The Company and the Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages and there are no material claims, complaints, outstanding decisions, orders or settlements or pending

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claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing;

(d)                                 Labour Matters. There has not been in the last two years and there is not currently, or to the knowledge of the Company, any imminent or pending labour disruption, work stoppage, strike, lock-out, dispute, grievance, proceeding or other conflict with the employees of the Company or the Subsidiaries which did have or would have a material adverse effect on the carrying on of the Company’s or any Subsidiary’s business.  The Company’s employment contracts with all senior employees are in good standing and in full force and effect; and

(e)                                  Collective Bargaining Agreements. There are no collective bargaining agreements in place with any employees of the Company or its Subsidiaries and to the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any employees of the Company or the Subsidiaries.

5.                                      Closing.

(a)                                 The purchase and sale of the Units shall be completed at the Closing Time at the offices of Davis LLP, Vancouver, British Columbia and Cassels Brock & Blackwell LLP, Toronto, Ontario or at such other place as the Underwriters and the Company may agree upon in writing.

(b)                                 At the Closing Time, the Company shall duly and validly deliver to the Underwriters at the offices of Cassels Brock & Blackwell LLP:

(i)                                                     the Units in certificated form or by way of electronic deposit, registered as directed by the Underwriters;

(ii)                                                  the requisite legal opinions and certificates contemplated in Section 6; and

(iii)                                               such further documentation and opinions as may be contemplated herein or as the Underwriters may reasonably require,

against payment to the Company of the aggregate Offering Price therefor, in lawful money of Canada by electronic money transfer.  The Underwriters and the Company may discharge their payment obligations under this section by electronic money transfer equal to the aggregate Offering Price for the Units issued under the Offering, less (i) the Underwriters’ Fee (as defined below in Section 13); and (ii) the reasonable out-of-pocket costs and expenses of the Underwriters, including fees and disbursements of counsel to the Underwriters as set out in Section 8 herein, which amount for clarity will be deducted from the gross proceeds of the sale of the Units.  Any additional reasonable expenses of the Underwriters incurred in connection with the Offering to which the Company is responsible pursuant to this Agreement and not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

(c)                                  In the event the Over-Allotment Option is exercised in whole or in part:

(i)                                                     the Additional Securities shall be deemed to form part of the Offering and all provisions relating to Closing on the Closing Date shall apply to the Over-Allotment Option on the Over-Allotment Closing Date;

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(ii)                                                  the Underwriters shall notify the Company in writing of their election to exercise the Over-Allotment Option, not later than 48 hours prior to the proposed Over-Allotment Closing Date which notice shall specify the number of Additional Securities to be purchased by the Underwriters and the Over-Allotment Closing Date.  Such Over-Allotment Closing Date may be the same as the Closing Date but not later than 30 days following the Closing Date;

(iii)                                               each Underwriter agrees, severally and neither jointly, nor jointly and severally, to purchase the percentage of such Additional Securities (subject to such adjustments to eliminate fractional Additional Securities as the Underwriters may determine) equal to the percentage set out opposite the name of such Underwriter in Section 11 of this Agreement; and

(iv)                                              in the event that the Company shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price of the Over-Allotment Option and to the number of Additional Securities issuable on exercise thereof such that the Underwriters are entitled to receive the same number and type of securities that the Underwriters would have otherwise received had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

6.                                      Conditions to Purchase Obligation.  The obligations of the Underwriters hereunder to purchase the Units shall be conditional upon the fulfilment at or before the Closing Time of the following conditions, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)                                 the Underwriters shall have received at the Closing Time, evidence that all requisite filings, approvals, consents and acceptances to or from, as the case may be, the Securities Regulators, Canadian Securities Commissions, the TSX and the NYSE MKT required to be made or obtained by the Company in order to complete the Offering have been made or obtained, including evidence satisfactory to the Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering;

(b)                                 the issuance and listing of the Unit Shares, Warrants and Warrant Shares (and for certainty, including the Additional Securities) shall have been conditionally approved by the TSX and the NYSE MKT, as applicable, subject to the usual conditions and the Unit Shares and Warrants will commence trading on the TSX (and the NYSE MKT in respect of the Unit Shares), at the opening of trading on the TSX and the NYSE MKT, as applicable, on the Closing Date;

(c)                                  the Company’s board of directors shall have authorized and approved this Agreement, the Warrant Indenture, the sale and issuance of the Offered Securities, the grant of the Over-Allotment Option, the issuance of the Additional Securities upon exercise of the Over-Allotment Option and all matters related to the foregoing;

(d)                                prior to or concurrently with the filing of the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus, the Company shall have caused Lavery de Bill LLP to deliver an opinion, dated the date of the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Company and the directors of the Company, to the effect that the French language version of the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus (excluding the Documents Incorporated by Reference, other than the

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material change reports) and other than the section entitled “Consolidated Capitalization” contained therein, is, in all material respects, a complete and accurate translation of the English language version thereof;

(e)                                  prior to or concurrently with the filing of the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus, the Company shall have caused PricewaterhouseCoopers LLP to deliver an opinion, dated the date of the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Company and the directors of the Company, to the effect that the French language version of the section entitled “Consolidated Capitalization” contained in the Canadian Preliminary Prospectus and the Amended Canadian Preliminary Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof;

(f)                                   prior to or concurrently with the filing of the Canadian Final Prospectus, the Company shall have caused Lavery de Bill LLP to deliver an opinion, dated the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Company and the directors of the Company, to the effect that the French language version of the Canadian Final Prospectus, including all Documents Incorporated by Reference, except for the Financial Statements, associated Management’s Discussion & Analysis and section entitled “Consolidated Capitalization” contained in the Canadian Final Prospectus, as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof;

(g)                                  prior to or concurrently with the filing of the Canadian Final Prospectus, the Company shall have caused PricewaterhouseCoopers LLP to deliver an opinion, dated the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Company and the directors of the Company, to the effect that the French language version of the Financial Statements, associated Management’s Discussion & Analysis and section entitled “Consolidated Capitalization” contained in the Canadian Final Prospectus, is, in all material respects, a complete and accurate translation of the English language version thereof;

(h)                                 the Shelf Receipt in respect of the Canadian Final Warrant Shelf Prospectus has been issued and each of the Registration Statement and the Warrant Shelf Registration Statement has been declared and remain effective under the U.S. Securities Act;

(i)                                     the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, on the next Business Day after the issuance of the Preliminary Receipt, the Final Receipt, or the Shelf Receipt, as the case may be, or such later time as may be agreed upon by the Company and the Joint Bookrunners on behalf of the Underwriters, in such Canadian cities as the Joint Bookrunners, on behalf of the Underwriters, may reasonably request, the reasonable requirements of conformed commercial copies of the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus and any Supplementary Material (other than Documents Incorporated by Reference), if applicable;

(j)                                    the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, on the next Business Day after the issuance of the Preliminary Receipt, the Final Receipt, or the Shelf Receipt, as the case may be, or such later time as may be agreed upon by the Company and the Joint Bookrunners on behalf of the Underwriters, in such U.S. cities as the Joint Bookrunners, on behalf of the Underwriters, may reasonably

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request, the reasonable requirements of conformed commercial copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Preliminary Warrant Shelf Prospectus, the U.S. Final Warrant Shelf Prospectus and any Supplementary Material (other than Documents Incorporated by Reference), if applicable;

(k)                                 the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)                                                           no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)                                                          there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company or any of the Subsidiaries on a consolidated basis since the date hereof which has not been generally disclosed;

(iii)                                                       no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company or any of the Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(iv)                                                      the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v)                                                         the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(l)                                     the Underwriters shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriters and their counsel, with respect to the Notice of Articles and Articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriters may reasonably request;

(m)                             the Underwriters shall have received certificates of status or similar certificate with respect to the jurisdiction in which each of the Company and the Material Subsidiary are incorporated;

(n)                                 the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters and Underwriters’ counsel acting reasonably, dated the Closing Date, from Davis LLP, counsel for the Company and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to

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matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)                                     the incorporation and subsistence of the Company and the Material Subsidiary under the laws of the Province of British Columbia and that each has all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(ii)                                  the Company is a “reporting issuer” not included on the list of issuers in default in the Qualifying Provinces;

(iii)                               the authorized and outstanding capital of the Company and the Material Subsidiary (and the holder of the issued and outstanding share capital of the Material Subsidiary);

(iv)                              the Company has all necessary corporate power, capacity, and authority to (A) execute and deliver this Agreement and the Warrant Indenture and perform its obligations hereunder and thereunder, (B) to create issue and sell, as applicable, the Offered Securities, and (C) to grant the Over-Allotment Option;

(v)                                 all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement, the Warrant Indenture and the performance of its obligations hereunder and thereunder and this Agreement and the Warrant Indenture have been duly authorized and executed and delivered by the Company and each constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi)                              all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Amended Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Warrant Shelf Prospectus, the Canadian Final Warrant Shelf Prospectus and any Supplementary Material, if applicable, and the filing thereof with the Canadian Securities Commissions;

(vii)                           the execution and delivery of this Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder, the sale, issuance and delivery of the Offered Securities and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles or Articles of the Company, any applicable corporate law or Applicable Securities Laws;

(viii)                        the Unit Shares have been validly issued as fully paid and non-assessable securities in the capital of the Company and the Additional Unit Shares will, upon exercise of the Over-Allotment Option and payment therefor, be validly issued as fully paid and non-assessable securities in the capital of the Company;

(ix)                              the Warrants have been duly and validly created and issued and the Additional Warrants have been authorized for issuance and will, upon exercise of the Over-Allotment Option and payment therefor, be validly issued;

(x)                                 the Warrant Shares have been reserved and authorized and allotted for issuance and upon the payment therefor and the issue thereof upon exercise of the Warrants in accordance

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with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(xi)                              the rights, privileges, restrictions and conditions attaching to the Offered Securities and the Over-Allotment Option are accurately summarized in all material respects in the Canadian Final Prospectus and the Canadian Final Warrant Shelf Prospectus;

(xii)                           all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Offered Securities in each of the Qualifying Provinces through persons who are registered under the Applicable Securities Laws in the Qualifying Provinces and who have complied with the relevant provisions of the Applicable Securities Laws in the Qualifying Provinces and to qualify the grant of the Over-Allotment Option to the Underwriters;

(xiii)                        the issuance by the Company of the Warrant Shares upon due exercise of the Warrants is exempt from, or is not subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws of the Qualifying Provinces in connection therewith;

(xiv)                       the first trade in, or resale of the Warrant Shares is exempt from, or is not subject to, the prospectus requirements of the Applicable Securities Laws of the Qualifying Provinces and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade, provided that the trade is not a “control distribution” (as defined in National Instrument 45-102 — Resale of Securities) and the Corporation is a reporting issuer at the time of the trade;

(xv)                          subject only to the standard listing conditions, the Unit Shares, Warrants and Warrant Shares (including for certainty the Additional Securities) have been conditionally approved for listing on the TSX;

(xvi)                       subject to the qualifications and assumptions set out therein, the statements set forth in the Canadian Final Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters discuss therein;

(xvii)                    the statements in the Registration Statement and Warrant Shelf Registration Statement under “Part II — Information Not Required to be Delivered to Offerees or Purchasers — Indemnification of Directors and Officers” and “Part II — Information Not Required to be Delivered to Offerees or Purchasers — Articles of Registrant” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects;

(xviii)                 Computershare Trust Company of Canada has been duly appointed as the warrant agent for the Warrants; and

(xix)                       such other matters as the Underwriters or their counsel may reasonably request;

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(o)                                 the Underwriters shall have received a legal opinion addressed to the Underwriters from Dorsey & Whitney LLP, U.S counsel to the Company, dated as of the Closing Date, in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably, with respect to the following matters:

(i)                         the Registration Statement and the Warrant Shelf Registration Statement became effective upon its filing with the SEC pursuant to Rule 467(a) under the U.S. Securities Act; and to the knowledge of such counsel, no order suspending the effectiveness of the Registration Statement or the Warrant Shelf Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or in connection with the Offering is pending or threatened by the SEC;

(ii)                      the Registration Statement and the Warrant Shelf Registration Statement, at the time each became effective, and the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus, as of their respective dates, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act (in each case other than the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel need express no opinion); and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act;

(iii)                   assuming the due authorization, execution and delivery of this Agreement under the applicable Canadian Securities Laws, this Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company;

(iv)                  assuming the due authorization, execution and delivery of the Warrant Indenture under the applicable Canadian Securities Laws, the Warrant Indenture (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company;

(v)                     the execution, delivery and performance by the Company of this Agreement and the Warrant Indenture, the compliance by the Company with the terms thereof and the consummation of the transactions contemplated by this Agreement, including the issuance and sale of the Units being delivered on the Closing Date or the Over-Allotment Closing Date as the case may be, will not violate or conflict with those laws, rules and regulations of the State of New York and the federal laws, rules and regulations of the United States of America, in each case that in such counsel’s experience, are normally applicable to the transactions of the type contemplated by this Agreement and the Warrant Indenture (except that such counsel need express no opinion with respect to United States federal securities laws, state securities or blue sky laws, anti-fraud laws and the rules and regulations of FINRA;

(vi)                  no consent, approval, authorization, order, registration or qualification of or with any United States federal or New York state court, arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement or the Warrant Indenture or the consummation by the Company of the transactions contemplated by this Agreement or the Warrant Indenture, including the issuance and sale of the Units being delivered on the Closing Date or the Over-Allotment Closing Date, as the case may be, except for the registration of the Offered Securities

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under the U.S. Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities or blue sky laws or the rules and regulations of FINRA;

(vii)               the statements in the U.S. Final Prospectus under the heading “Certain United States Federal Income Tax Considerations”, insofar as such statements constitute summaries of legal matters referred to therein, fairly summarize the matters referred to therein;

(viii)            after giving effect to the application of the proceeds received by the Company from the offering and sale of the Units as described in the U.S. Final Prospectus, the Company will not be an “investment company” as such term is defined under the Investment Company Act of 1940, as amended; and

(ix)                  a 10b-5 negative assurance statement to the effect that such counsel has participated in the preparation of the Registration Statement, the Warrant Shelf Registration Statement, the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus (excluding the Documents Incorporated by Reference) and in conferences with officers and other representatives of the Company, representatives of the independent accountants of the Company, Canadian counsel for the Company, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Warrant Shelf Registration Statement, the U.S. Final Prospectus, the U.S. Final Warrant Shelf Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness or fairness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Final Prospectus, as of its date and as of the Closing Date and the Over-Allotment Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief)

(p)                                 the Underwriters shall have received a 10b-5 negative assurance statement from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Underwriters, in form and substance satisfactory to the Underwriters and Underwriters’ Canadian counsel, to the effect that such counsel has participated in the preparation of the Registration Statement, the Warrant Shelf Registration Statement, the U.S. Final Prospectus and the U.S. Final Warrant Shelf Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Company), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a

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material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Final Prospectus, as of its date and as of the Closing Date and the Over-Allotment Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief);

(q)                                 the Underwriters shall have received a favourable title opinion addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably, dated as of the Closing Date (or such other date as the Underwriters may agree) as to the title and ownership interest in the Phoenix Gold Property;

(r)                                    the Company shall cause the Transfer Agent to deliver a certificate: (i) as to its appointment as transfer agent and registrar of the Common Shares; (ii) as to its appointment as warrant agent in respect of the Warrants, and (iii) as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date;

(s)                                   the Company will have caused each of PricewaterhouseCoopers LLP and De Visser Gray LLP, the auditors of the Company to deliver an update of its letter referred to in Section 4.1.2(n) above with such changes as may be necessary to bring the information in such letter forward to within two business days of the Closing Date, which changed shall be acceptable to the Underwriters, acting reasonably;

(t)                                    the Company will deliver such further certificates and other documentation as may be contemplated by this Agreement or as the Underwriters or their counsel may reasonably require;

(u)                                 prior to the Closing Time, any material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company shall have been disclosed to the Underwriters in writing; and

(v)                                 the Underwriters shall, in their sole discretion, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company and the Subsidiaries.

7.                                      Rights of Termination

(a)                                 Material Change or Change in Material Fact.  In the event that prior to the Closing Time, there shall be any material change or change in a material fact in the affairs of the Company or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents or there should occur a change in a material fact contained in the Offering Documents, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Securities, the Common Shares, or other securities of the Company, each Underwriter shall be entitled at its sole option, in accordance with Section 7(d) of this Agreement, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

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(b)                                 Disaster Out.  In the event that prior to the Closing Time, (i) any inquiry, action, suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including without limitation, any inquiry or investigation by any securities regulatory authority, the TSX or the NYSE MKT) or any law or regulation is enacted or changed, which, in the sole opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Offered Securities, the Common Shares, or any other securities of the Company or materially and adversely affects or will materially and adversely affect the market price of value of the Offered Securities, Common Shares, or any other securities of the Company, or (ii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other such event, which, in the reasonable opinion of the Underwriters (or any of them), seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Company and the Subsidiaries taken as a whole, each Underwriter shall be entitled at its sole option, in accordance with Section 7(d) of this Agreement, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(c)                                  Non-Compliance or Breach.  Any breach or failure by the Company to comply with any material term, condition or covenant of this Agreement, including but not limited to a breach of Section 4.1.2(d) herein, or in the event that any material representation or warranty given by the Company in this Agreement becomes or is false in any material respect, shall entitle the Underwriters, at their sole option in accordance with Section 7(d), to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, their obligations under this Agreement (and obligations of the Purchasers arranged by them to purchase the Units) by notice to that effect given to the Company at or prior to the Closing Time.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their respective rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if the same is in writing

(d)                                 Exercise of Termination Rights.  The rights of termination contained in Sections 7(a), (b) and (c) above may be exercised by the Underwriters by written notice to the Company, provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ (or any one of their) entitlement to exercise this right at any time through to the Closing Time, and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of such Underwriter, or of the Company to such Underwriter except in respect of the Company’s obligations under the indemnity, contribution and expense provisions of this Agreement.

8.                                      Expenses.  The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Units and the preparation and filing of the Offering Documents; (ii) the reasonable fees and expenses of the Company’s legal counsel; (iii) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the reasonable fees and expenses of the Underwriters’

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legal counsel up to a maximum of $400,000 for Canadian and U.S. counsel to the Underwriters exclusive of applicable taxes and disbursements.  All reasonable fees and expenses, in an aggregate amount not to exceed $450,000 inclusive of the fees and expenses of the Underwriters’ legal counsel referred to above and exclusive of applicable taxes and disbursements, incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed.  At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date.

9.                                      Survival of Representations and Warranties.  All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents delivered or required to be delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the sale by the Company of the Units and, notwithstanding the closing of the sale of the Units or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, as applicable, until the Survival Limitation Date. Notwithstanding the foregoing, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

10.                               Indemnity and Contribution.

(a)                                 Indemnity.  The Company hereby covenants and agrees to indemnify and hold the Underwriters and/or any of their respective Affiliates and U.S. broker-dealers and each of their respective directors, officers, employees, partners, shareholders and agents of the Underwriters and/or Affiliates (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the fees and expenses of its counsel that may be reasonably incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or Affiliates and/or the Personnel to which the Underwriters and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly form, or in consequence of:

(i)                                     any misrepresentation or alleged misrepresentation contained in this Agreement, the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information, including for greater certainty any Documents Incorporated by Reference (except misrepresentations contained in information relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information);

(ii)                                  any information or statement (except any information or statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information) contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

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(iii)                               any omission or alleged omission to state any fact in any certificate or document of the Company delivered under this Agreement or in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information (except facts relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents, any Issuer Free Writing Prospectus or Issuer Information), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)                              the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (except to the extent any non-compliance or alleged non-compliance that is caused by, arises directly or indirectly from, or in consequence of any action or non-action of the Underwriters); or

(v)                                 any order made or any inquiry, investigation, or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange, or other competent authority (except any such proceeding or order based solely upon the activities of any of the Underwriters) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Offered Securities, or any other securities of the Company in any of the Selling Jurisdictions.

The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters and/or Affiliates and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Company and/or the Underwriters and/or Affiliates and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with this Agreement, the Underwriters and/or Affiliates and/or Personnel shall have the right to employ their own counsel in connection therewith and participate in the defence thereof and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by their Affiliates and/or Personnel in connection therewith) and out-of-pocket expenses incurred by their Affiliates and/or Personnel shall, subject to the right of indemnity, be paid by the Company as they occur.

The Company shall be entitled, but not obligated to, at its own expense, participate in or assume the defence thereof; provided however, that the defence shall be through experienced and competent legal counsel acceptable to the Underwriters, acting reasonably.  Upon the Company notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to the Underwriters for any legal expenses subsequently incurred by them in connection with such defence.  If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

Notwithstanding the foregoing paragraph, any Underwriter shall have the right, at the Company’s expense, to employ counsel of such Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if:

(i)                                     the employment of such counsel has been authorized by the Company; or

(ii)                                  the Company has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim; or

(iii)                               the Underwriters have been advised by counsel that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because

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there may be legal defences available to the Underwriters which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Company and the Underwriters or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Underwriter’s behalf).

Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters and/or Affiliates or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Underwriters and/or Affiliates (or any one of them) will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all discussions and significant actions proposed.  The omission to so notify the Company shall not relieve the Company of any liability which the Company may have to the Underwriters except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in liability which the Company would otherwise have under this indemnity had the Underwriters not so delayed in giving or failed to give the notice required hereunder.

Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

(b)                                 Contribution.  If for any reason the foregoing indemnification rights are unavailable to the Underwriters and/or Affiliates and/or the Personnel or insufficient to hold them harmless, then the Company and the Underwriters shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above in such proportion as is appropriate to reflect not only the relative benefits received by the Company on one hand and the Underwriters on the other hand but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations, or if such allocation is not permitted by applicable law, in such proportion so that the Underwriters shall be responsible for that portion represented by the percentage that the portion of the Underwriters’ Fee payable by the Company to the Underwriters bears to the gross proceeds realized by the sale of the Units, and the Company shall be responsible for the balance, such that, in no event, shall the Underwriters and/or Affiliates be responsible for any amount in excess of the amount of the Underwriters’ Fee actually received by them.  In the event that the Company may be entitled to contribution from the Underwriters and/or Affiliates under the provisions of any statute or law, the Company shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Underwriters and/or Affiliates are responsible and the amount of the Underwriters’ Fee received by the Underwriters and/or Affiliates.  Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought.  In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision.  The right of

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contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those of the Affiliates and the Personnel who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Underwriters and/or Affiliates and any of the Personnel.  The foregoing provisions shall survive the completion of professional services rendered under this Agreement.

(c)                                  Right of Indemnity in Favour of Others.  With respect to any person who may be indemnified by Section 10(a) above and is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such person.

(d)                                 Limit to Company’s Right to Assume Defence.  The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in the fourth and fifth paragraph of Section 10(a) hereof, mutatis mutandis.

(e)                                  Waiver of Right to Contribution.  The Company hereby waives its right to recover contribution from the Underwriters or any other Personnel with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Public Disclosure Documents, other than a misrepresentation made in reliance upon information furnished to the Company by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters

11.                               Syndication of the Underwriters.

(a)  The sale of the Units in connection with the Offering shall be as to the following percentages:

Name of Underwriter	Syndicate Position

TD Securities Inc.	35.0%
BMO Nesbitt Burns Inc.	35.0%
National Bank Financial Inc.	10.0%
Scotia Capital Inc.	10.0%
Mackie Research Capital Corporation	5.0%
Canaccord Genuity Corp.	2.5%
Desjardins Securities Inc.	2.5%

(b)                                 If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Units at the Closing Time for any reason whatsoever, including by reason of Section 7 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Units which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Units, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except: (i) in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters; and (ii) in respect of its expense obligations in respect of the Company. Nothing in this paragraph shall oblige the Company to sell to the Underwriters less than all of the Units or shall relieve an Underwriter in default hereunder from liability to the Company.

(c)                                  Without affecting the firm obligation of the Underwriters to purchase from the Company 64,600,000 Units at the Offering Price in accordance with this Agreement, after the Underwriters

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have made reasonable effort to sell all of the 64,600,000 Units offered under the Canadian Final Prospectus at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Fee ($0.0775 per Unit) to be paid by the Company to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Company ($1.4725 per Unit), before deducting expenses of the Offering. The Underwriters will inform the Company if the Offering Price is decreased.

12.                               Action by Underwriters.  All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by the Joint Bookrunners on behalf of themselves and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the Units in certificated or electronic form to or to the order of, the Joint Bookrunners.  The Joint Bookrunners shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company.  The rights and obligations of the Underwriters under this Agreement shall be several and neither joint nor joint and several.

13.                               Underwriters’ Fee.  The Company shall pay the Underwriters a cash fee equal to 5% of the gross proceeds realized by the Company in respect of the sale of the Units sold pursuant to the Offering (the “Underwriters’ Fee”), including for greater certainty in respect of any Additional Securities issued on exercise of the Over-Allotment Option.  The obligation of the Company to pay the Underwriters’ Fee shall arise at the Closing Time.

14.                               Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)                                  If to the Company, to it at:

Rubicon Minerals Corporation

800 West Pender Street

Suite 1540

Vancouver, BC V6C 2V6

Attention:                                         Michael A. Lalonde

Fax Number:                        (604) 623-3355

with a copy (which shall not constitute notice) to:

Davis LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Attention:                                         David R. Reid

Fax Number:                        (604) 605-3534

or if to the Underwriters:

TD Securities Inc.

700 West Georgia Street

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Suite 1700

Vancouver, BC V7Y 1B6

Attention:                                         Edward J. McGurk

Fax Number:                        (604) 654-3671

-and-

BMO Nesbitt Burns Inc.

885 West Georgia Street
Suite 1700

Vancouver, BC V6C 3E9

Attention:                                         Carter Hohmann

Fax Number:                        (604) 671-9733

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:                                         Chad Accursi

Fax Number:                        (416) 642-7131

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

15.                               Time of the Essence.  Time shall, in all respects, be of the essence hereof.

16.                               Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

17.                               Headings.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

18.                               Singular and Plural, etc.  Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

19.                               Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and TD Securities Inc. entered into as of February 19, 2014 in respect of the Offering.  This Agreement may be amended or modified in any respect by written instrument only.

20.                               Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

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21.                               Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

22.                               Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

23.                               Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

24.                               Effective Date.  This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

25.                               Counterparts and Facsimile.  This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

26.                               No Fiduciary Relationship.  The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

27.                               TMX Group.  The Company hereby acknowledges that each of TD Securities Inc., Scotia Capital Inc., and National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors.  As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX.  No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

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If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

TD SECURITIES INC.

Per:	“Edward J. McGurk”
Name: Edward J. McGurk
Title: Managing Director

BMO NESBITT BURNS INC.

Per:	“Carter Hohmann”
Name: Carter Hohmann
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

Per:	“William Washington”
Name: William Washington
Title: Managing Director

SCOTIA CAPITAL INC.

Per:	“Don Njegovan”
Name: Don Njegovan
Title: Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

Per:	“Max Satel”
Name: Max Satel
Title: Vice President

CANACCORD GENUITY CORP.

Per:	“Jens Mayer”
Name: Jens Mayer
Title: Executive Vice-President and Managing Director

DESJARDINS SECURITIES INC.

Per:	“Jason Yeung”
Name: Jason Yeung
Title: Managing Director

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The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 20th day of February, 2014.

RUBICON MINERALS CORPORATION

Per:	“Michael A. Lalonde”
Authorized Signatory

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SCHEDULE “A”

This is Schedule “A” to the underwriting agreement dated as of February 20, 2014, between Rubicon Minerals Corporation, TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., Mackie Research Capital Corporation, Canaccord Genuity Corp. and Desjardins Securities Inc.

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES

AND RIGHTS TO ACQUIRE SECURITIES

(i)                                    Stock Options Outstanding as at February 20, 2014

As at February 20, 2012, the Company has 14,460,230 stock options outstanding, of which 13,136,897 are vested.  The outstanding options are exercisable between $1.31 and $5.80 per Common Share and expire between April 15, 2014 and October 7, 2018.  As at February 20, 2014, the Company has 400,000 stock options subject to shareholder approval, of which none were vested.  Upon receipt of shareholder approval, such options will be exercisable for $3.23 and $4.18 per Common Share and will expire between September 7, 2016 and July 30, 2017.